INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

September 14, 2015

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-206245)
Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14, filed September 14, 2015

Dear Ms. Dubey:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned registrant, Investment Managers Series Trust, and the undersigned distributor, IMST Distributors, LLC, each hereby requests that the effectiveness of the above-referenced registration statement be accelerated to September 17, at 5:30 p.m. (Eastern time), or as soon thereafter as practicable.

If you have any questions, please call Joy Ausili 626-914-1360.

Very truly yours,

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ MAUREEN QUILL
Name:	Maureen Quill
Title:	President

IMST DISTRIBUTORS, LLC

By:	/s/ MARK FAIRBANKS
Name:	Mark Fairbanks
Title:	President